UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

________________

FORM 11-K

☒    ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES AND EXCHANGE ACT OF 1934

    For the Fiscal Year ended December 31, 2022

OR

☐     TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES AND EXCHANGE ACT OF 1934

    For the transition period from ______________ to ______________

Commission file number 001-35897

A.     Full title of the plan and the address of the plan, if different from that of the issuer named below:

Voya 401(k) Plan for VRIAC Agents

B.     Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Voya Financial, Inc.
230 Park Avenue
New York, New York 10169

Voya 401(k) Plan For VRIAC Agents
Audited Financial Statements and Supplemental Schedule

Contents

			Page
I.	The following financial statements and supplemental schedule for the Voya 401(k) Plan for VRIAC Agents are being filed herewith:

	Audited Financial Statements as of December 31, 2022 and 2021, and for the years then ended and Supplemental Schedule as of December 31, 2022:

	Report of Independent Registered Public Accounting Firm - Mitchell & Titus LLP		2

	Audited Financial Statements:

	Statements of Net Assets Available for Benefits as of December 31, 2022 and 2021		3
	Statements of Changes in Net Assets Available for Benefits for the years ended December 31, 2022 and 2021		4
	Notes to Financial Statements		5

	Supplemental Schedule:

	Schedule H, Line 4(i) - Schedule of Assets (Held at End of Year)		15

	Signature Page:		16

II.	The following exhibits are being filed herewith:
	Exhibit No.	Description
	1	Consent of Independent Registered Public Accounting Firm - Mitchell & Titus LLP

Report of Independent Registered Public Accounting Firm

To the Plan Participants and the Plan Administrator of Voya 401(k) Plan for VRIAC Agents
Opinion on the Financial Statements
We have audited the accompanying statement of net assets available for benefits of the Voya 401(k) Plan for VRIAC Agents (the Plan) as of December 31, 2022 and 2021, and the related statement of changes in net assets available for benefits for the year then ended and the related notes and schedule (collectively referred to as the financial statements).
In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2022 and 2021, and the changes in net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. As part of our audit, we are required to obtain an understanding of internal control over financial reporting, but not for purposes of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provides a reasonable basis for our opinion.
Supplemental Information
The supplemental information in the accompanying schedule of assets (held as of year end) as of December 31, 2022 has been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule of assets (held as of year end), we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Plan’s auditor since 2022.

/s/ Mitchell & Titus LLP
New York, New York
June 29, 2023

Voya 401(k) Plan for VRIAC Agents
Statements of Net Assets Available for Benefits
As of December 31, 2022 and 2021

	2022	2021
Assets:
Receivables:
Notes receivable from participants	$921,033	$957,830
Total receivables	921,033	957,830

Investments:
Investments in Master Trust at fair value	95,597,503	123,521,272
Total investments at fair value	95,597,503	123,521,272

Guaranteed investment contract in Master Trust	41,642,217	43,154,945
Fully-benefit responsive investment contracts at contract value	41,642,217	43,154,945
Net assets available for benefits	$138,160,753	$167,634,047

The accompanying notes are an integral part of these financial statements

Voya 401(k) Plan for VRIAC Agents
Statements of Changes in Net Assets Available for Benefits
For the years ended December 31, 2022 and 2021

	2022	2021
Additions:
Interest and dividends from the Master Trust	$1,568,432	$2,454,732
Interest income on notes receivable from participants	43,500	57,482
Contributions - participants	4,749,807	4,768,060
Contributions - employer	1,243,418	1,286,815
Rollover contributions	616,456	416,070
Other	6,481	4,227
Total additions	8,228,094	8,987,386
Change in fair value of investments	(29,319,681)	14,867,107
Additions, including change in fair value of investments	(21,091,587)	23,854,493

Deductions:
Benefits paid directly to participants	8,314,704	13,284,516
Deemed distributions	60,532	—
Administrative expenses	6,471	4,175
Total deductions	8,381,707	13,288,691
Net increase (decrease)	(29,473,294)	10,565,802
Net assets available for benefits:
Beginning of year	167,634,047	157,068,245
End of year	$138,160,753	$167,634,047

The accompanying notes are an integral part of these financial statements

Voya 401(k) Plan for VRIAC Agents
Notes to Financial Statements
December 31, 2022

1. Description of Plan

General

The following is a general description of the Voya 401(k) Plan for VRIAC Agents (the “Plan”). Participants should refer to the Plan documents, including the summary plan description, for a more complete description of the Plan’s provisions, including those described herein. Any conflicts between the terms of the Plan document and this description shall be resolved by referring to the Plan document.

The Plan is a voluntary defined contribution plan available to all full-time insurance salespersons who, as defined in the Plan document, have entered into a Career Agent Agreement with Voya Retirement Insurance and Annuity Company (“VRIAC”). The Plan is intended to meet the requirements of Section 401(a) of the Internal Revenue Code (“IRC”). The Plan contains a salary reduction feature intended to meet the requirements applicable to cash or deferred arrangements under Section 401(k) of the IRC. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

VRIAC is the Plan sponsor (“Plan Sponsor”, or the “Company”). The Company is a wholly owned subsidiary of Voya Financial, Inc. (“Voya”). Voya is traded on the New York Stock Exchange under the symbol “VOYA.” The Voya Financial Plan Administrative Committee is the Plan administrator (“Plan Administrator”). Effective February 15, 2018, the Plan Sponsor terminated its trust agreement with Voya Institutional Trust Company, a wholly owned subsidiary of Voya (“Trustee”). Also, effective February 15, 2018, the Plan Sponsor and an affiliate of the Plan Sponsor entered into a master trust agreement with the Trustee to facilitate the holding and investment of assets of the Plan and the 401(k) plan sponsored by the affiliate in one master trust that separately accounts for the respective interests of each plan ("Master Trust").

The Plan offers a self-directed brokerage account option (“SDBA”). The SDBA is designed for investors who want to actively manage a greater choice of investments and are willing to pay additional fees and accept full responsibility for researching, selecting, monitoring and managing their investments.

Concentrations of Risk

As of December 31, 2022 and 2021, the Plan’s assets were significantly concentrated in Voya affiliated investments such as Voya mutual funds, Voya common/collective investment trusts, and Voya shares, the value of which is subject to fluctuations related to corporate, industry and economic factors.

Eligibility

All full-time insurance salespersons meeting the qualifying requirements, as specified in the Plan documents, are automatically enrolled in the Plan. Generally, Plan participation is limited to Career Agents, as defined in the Plan documents.

Participant Accounts

Each participant’s account is credited with the participant’s contribution and VRIAC’s contribution. VRIAC contributions are based on participant deferrals. Each participant’s account is also credited with allocations of Plan investment results; all earnings or losses are allocated to each participant’s account as soon as practicable. Participant accounts may be reduced by any administrative fees or expenses charged against the account. Forfeited balances of terminated participants’ nonvested accounts are used to reduce future VRIAC contributions and to restore participant accounts previously forfeited, as specified in the Plan document. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account at the time benefit payments are made.

Vesting
Participants are immediately vested in their contributions plus actual earnings thereon.

Participants vest in VRIAC matching contributions over four years of service at the rate of 25% after the first year, 50% after the second year, 75% after the third year, and 100% after the fourth year. Participants are immediately fully vested when any of the following occur: (1) reaching age 65 while actively employed, (2) dying while actively employed (3) obtaining eligibility for benefits under VRIAC’s managed long term disability plan while actively employed, or (4) termination or partial termination of the Plan to the extent such termination applies to a participant.

A participant who is actively employed by the Company on the effective date of a sale of a direct or indirect controlling interest in the Company shall be 100% vested in and shall be entitled to a benefit equal to the value of the participant's account.

Voya 401(k) Plan for VRIAC Agents
Notes to Financial Statements
December 31, 2022

1. Description of Plan (continued)

Participant Contributions

Participants may contribute up to 50% of their pre-tax eligible earnings for the Plan year. Participants may also contribute eligible amounts representing distributions from other qualified plans in a tax-free rollover (“rollover”) and participants who have attained age 50 in a plan year may elect to make catch-up contributions for such plan year in addition to their participant contribution. Participant contributions, other than rollovers, are subject to limitations imposed by the IRC and the Plan.

The Plan offers a Roth feature. The Roth feature allows participants to make after-tax contributions to a Roth Account. These after-tax contributions are subject to the IRC pre- tax employee contribution limits. The Roth contributions plus earnings grow tax free and qualified Roth distributions are not subject to federal income taxes.

Employer Contributions

VRIAC matches participants’ pre-tax and Roth contributions at 50% of each participant’s contributions up to the first 6% of total eligible earnings. VRIAC does not contribute matching contributions on catch-up contributions. The IRC limits can affect certain highly paid participants’ eligibility to receive matching contributions. VRIAC matching contributions are made in cash, and are allocated in accordance with each participant’s investment elections.

Forfeitures

The non-vested portion of a participant's account is forfeited when certain terminations described in the Plan document occur. Forfeitures remain in the Plan and are used to reduce the Company's contributions to the Plan. The amount of the forfeited nonvested participant accounts as of December 31, 2022 and 2021 is $24,890 and $16,458, respectively.

As permitted by the Plan document, the amount of forfeitures allocated in lieu of employer contributions for the years ended December 31, 2022 and 2021 was $5,692 and $2,278, respectively.

Dividends

Dividends paid are automatically reinvested.

Participant Loans

Subject to the provisions of the Plan, a participant may borrow against his/her account balances provided that the amount requested is at least $1,000 but not more than the lesser of 50% of the vested balance or $50,000 (taking into account the outstanding balance of all Plan loans made within the prior twelve months).

Each loan will bear an interest rate as prescribed by the Plan’s applicable provisions, the current prime interest rate plus 1%. Loan repayment periods are for a maximum of five years. Principal and interest are repaid ratably through commission check deductions.

Benefits Paid

Upon termination of service due to death, disability, or retirement, a participant or their beneficiary may elect to receive either a lump-sum distribution or periodic payments of participant’s account balance. A participant may elect to receive benefits in cash, ING Groep, N.V. ("Groep") ADRs (defined as American Depository Shares) or Voya shares to the extent the participant's account is invested in the ING Group Company Stock Fund or the Voya Company Stock Fund. Additionally, upon termination of their contract, a participant may elect to receive a lump sum distribution of their vested account balance. In-service withdrawals are permitted for active participants who have attained age 59½ of their vested account balance. Benefit payments are recorded when paid from the Plan.

As defined in the Plan documents, certain participants are also eligible for hardship withdrawals, consistent with the provisions of the IRC. Participants should refer to the Plan documents for a complete discussion of benefit payment provisions.

Administrative Expenses

To the extent the Company is required by law or elects to pay such expenses, the Plan Sponsor shall be responsible for paying such Plan expenses. All expenses of the Plan shall, to the extent permitted by law, be paid by the Master Trust, unless the Company elects to pay such expenses.

Voya 401(k) Plan for VRIAC Agents
Notes to Financial Statements
December 31, 2022

1. Description of Plan (continued)

The Plan maintains a Plan Expense Reimbursement Account ("PERA") with respect to certain revenue received from mutual fund companies for services rendered on behalf of the Plan. Any revenue deposited into the PERA is used to offset allowable expenses incurred during the calendar year.

The amount of the PERA account as of December 31, 2022 and 2021 was $106 and $96, respectively.

Plan Termination

Although it has not expressed any intent to do so, VRIAC has retained the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, all participants will become 100% vested in their Plan accounts.

2. Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”).

Notes Receivable from Participants

Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance, plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. No allowance for credit losses has been recorded as of December 31, 2022 or 2021. If a participant ceases to make loan repayments and the Plan Administrator deems the participant loan to be a distribution, the participant loan is reduced and a benefit payment is recorded.

Investment Valuation and Income Recognition

The Plan provides for investments in Groep ADRs, Voya shares, guaranteed investment contracts (“GICs”), common collective trusts, separate accounts, SDBA and mutual funds. Mutual funds are stated at fair value, which is the quoted market price in an active market of the shares owned on the last day of the Plan year. Investments in Groep ADRs and Voya shares are based on the daily Net Asset Value (“NAV”) per unit of the stock funds which is determined using quoted market prices of the underlying investments. Units of the common collective trusts and separate accounts are valued at the NAV redemption value as determined by the trustee.

Generally contract value is equal to participant deposits minus participant withdrawals plus credited interest. Interest credited is net of expenses. Contract value may be subject to adjustments in connection with contract holder directed withdrawals that are subject to a market value adjustment or under limited circumstances for certain in-service participant withdrawals. The fair value of the Voya Fixed Account and Stable Value Option, which consist of an underlying GIC, is calculated by discounting the related cash flows based on current yields of similar instruments with comparable durations.

Interest income is recorded on the accrual basis of accounting. Dividends are recorded on the ex-dividend date. Purchases and sales of securities are recorded on the trade date.

Use of Estimates

The preparation of the financial statements in conformity with U.S. GAAP requires the Plan Administrator to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the value of investment securities will occur in the near term and that such changes could materially affect participant account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

Voya 401(k) Plan for VRIAC Agents
Notes to Financial Statements
December 31, 2022

Future Adoption of Accounting Pronouncements

The following table provides a description of future adoptions of new accounting standards that may have an impact on the Plan's financial statements when adopted:

Standard	Description of Requirements	Effective Date and Transition Provisions	Effect on the Financial Statements or Other Significant Matters
ASU 2022-03, Fair Value Measurement of Equity Securities Subject to Contractual Sale Restrictions	This standard, issued in June 2022, clarifies that contractual restrictions on equity security sales are not considered part of the security unit of account and, therefore, are not considered in measuring fair value. In addition, the restrictions cannot be recognized and measured as separate units of account. Disclosures on such restrictions are also required.	The amendments are effective for fiscal years beginning after December 15, 2023, including interim periods within those fiscal years, and are required to be applied prospectively, with any adjustments from the adoption recognized in earnings and disclosed.	The Plan is currently in the process of determining the impact of adoption of the provisions of ASU 2022-03.

3. Master Trust for the Plan

Net assets and total investment income of the Master Trust are allocated to the Plan based on participant balances. The Plan's interest in the net assets of the Master Trust was approximately 6% at December 31, 2022 and 2021, respectively. This was determined by comparing the Plan's investment in the Master Trust to total net assets in the Master Trust.

The following table summarizes the net assets of the plan and Master Trust as of December 31, 2022 and 2021:

	December 31, 2022		December 31, 2021
	Plan's Portion of Master Trust Assets	Master Trust Assets	Plan's Portion of Master Trust Assets	Master Trust Assets
Common/collective trust funds	$62,812,255	$1,352,828,120	$79,479,537	$1,695,008,223
Mutual funds	7,087,054	115,419,434	10,811,152	172,063,905
Common stock funds	5,422,969	69,583,697	5,573,191	74,131,790
Self-directed brokerage account	11,856,126	42,841,752	17,988,910	62,224,828
Separate account funds	8,418,993	70,080,316	9,668,386	84,884,220
Cash and cash equivalents	106	641	96	228
Investments at fair value	95,597,503	1,650,753,960	123,521,272	2,088,313,194
Fully benefit-responsive investment contract at contract value	41,642,217	491,291,411	43,154,945	498,947,585
Master Trust net assets	$137,239,720	$2,142,045,371	$166,676,217	$2,587,260,779

The net investment income (loss) of the Master Trust for the years ended December 31, 2022 and 2021 was as follows:

	December 31, 2022	December 31, 2021
Investment income:
Net appreciation (depreciation) in fair value of investments	$(446,906,332)	$272,523,198
Interest and dividends	16,982,020	30,317,501
Net investment income (loss)	$(429,924,312)	$302,840,699

Voya 401(k) Plan for VRIAC Agents
Notes to Financial Statements
December 31, 2022

4. Income Tax Status

The Plan received a determination letter from the IRS dated August 28, 2014, stating that the Plan is qualified under Section 401(a) of the IRC and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the IRS, the Plan was amended and restated. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The Plan Administrator will take the necessary steps, if any, to maintain the Plan’s operations in compliance with the IRC.

U.S. GAAP requires Plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2022, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. Notwithstanding the foregoing, the IRS may nonetheless audit the Plan to ensure it has been operated in accordance with the Plan document and applicable laws.

5. Investment in Insurance Contract

As of December 31, 2022, the Plan maintained two GIC related investment options, the Voya Fixed Account issued by VRIAC (a party-in-interest) and the Stable Value Option. The contract underlying these investment options are considered to be fully benefit responsive in accordance with ASC Topic 962, “Plan Accounting - Defined Contribution Pension Plans.” As of December 31, 2022 and 2021, the contract value of the investment in insurance contracts was $41,642,217 and $43,154,945, respectively.

The crediting interest rates to participants for the Voya Fixed Accounts as of December 31, 2022 and 2021 was 3.00%. The guaranteed minimum crediting interest rates for the contract for the years ended December 31, 2022 and 2021 was 3.00%. VRIAC makes this guarantee, and although VRIAC may credit a higher interest rate, the credited rate will not fall below the lifetime guaranteed minimum of 3.00%.

VRIAC’s determination of credited interest rates reflects a number of factors, including mortality and expense risks, interest rate guarantees, the investment income earned on invested assets and the amortization of any capital gains and/or losses realized on the sale of invested assets. A market value adjustment may apply to amounts withdrawn at the request of the contract holder.

Certain events limit the ability of the Plan to transact at contract value with the issuer. Such events include the following: (i) amendments to the Plan documents (including complete or partial Plan termination or merger with another plan) (ii) changes to Plan’s prohibition on competing investment options or deletion of equity wash provisions; or (iii) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA. The Plan Administrator does not believe that the occurrence of any such event which would limit the Plan’s ability to transact at contract value with participants is probable.

VRIAC has the option to payout 100% of the current value of the contract after completion of five contract years.

The underlying investment of the Stable Value Option consists of the Separate Account GIC contract ST-14698 (the "Contract") issued by VRIAC (a party-in-interest). The earnings of the Contract is based on an interest rate applied to each participant’s outstanding balance. The interest rates are analyzed and may be reset by the GIC issuer semi-annually for the Contract.

Premature termination in whole or in part of the Contract is at the discretion of the Plan Sponsor and generally involves a payment adjusted to its fair value. The Contract permits a book value corridor through which a threshold percentage of the contract balance is available at book value in the event of certain employer actions such as spinoffs, divestitures, corporate relocations, layoffs, retirement incentive programs, the creation of a competing investment option, or partial or total plan terminations. Clone contracts are generally available subject to underwriting considerations to be issued to a takeover entity. In addition, the contracts generally provide for book value to be preserved if the withdrawal of funds from the contract is made over a protracted period described in the contract (“book value settlement”).

The interest credited to participants in the Contract for year ended December 31, 2022 and 2021 was 1.77% and 1.74% respectively . The Contract has no minimum crediting interest rate, no restrictions on the use of Plan assets and there are no valuation reserves recorded to adjust contract amounts. Fund performance, net cash flows of the Plan investments, and duration of assets are factors that could influence the average interest credited rate.

Certain events limit the ability of the Plan to transact at contract value with the issuer. Such events include the following: (i) amendments to the Plan documents (including complete or partial Plan termination or merger with another plan) (ii) changes to the Plan’s prohibition on competing investment options or deletion of equity wash provisions; or (iii) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA. The Plan Administrator does not believe that the occurrence of any such event which would limit the Plan’s ability to transact at contract value with participants is probable.

The GIC issuer may discontinue the contract with the Plan under the following circumstances:

•The Plan fails to meet any of its obligations under this contract or under any related agreement;

Voya 401(k) Plan for VRIAC Agents
Notes to Financial Statements
December 31, 2022

5. Investment in Insurance Contract (continued)

•All amounts under this contract are withdrawn;
•The Plan is no longer a qualified plan under the IRC;
•The Plan is terminated;
•The Plan no longer has any obligations under the Plan;
•Any action is taken by the Plan Sponsor, or any other official, which:
a.Creates a Competing Investment Option;
b.Significantly liberalizes, as determined by the issuer, the Plan withdrawal or transfer rights of Members;
c.Materially affects the issuer rights and obligations under this contract;
•The Plan, without the issuer written agreement, attempts to assign the Plan’s interest in this contract;
•The Plan rejects an amendment to this contract proposed by the issuer under the Amendments section;
•The issuer elects to discontinue accepting deposits for all contracts of this class;
•Employees of an Employer are no longer eligible to participate in the Plan (any such discontinuance affects only those ineligible employees);
•A change in applicable laws and regulations (including tax laws and regulations) which materially affects the taxation of this contract or Separate Account, or otherwise materially affects the issuer obligations hereunder.

6. Financial Instruments

Fair Value Measurements

ASC Topic 820 defines fair value, establishes a framework for measuring fair value, establishes a fair value hierarchy based on the quality of inputs used to measure fair value, and enhances disclosure requirements for fair value measurements.

Fair Value Hierarchy

The Plan has categorized its financial instruments into a three level hierarchy based on the priority of the inputs to the valuation technique.

If the inputs used to measure fair value fall within different levels of the hierarchy, the category level is based on the lowest priority level input that is significant to the fair value measurement of the instrument. Certain investments are measured at the fair value using the NAV per share as a practical expedient and have not been classified in the fair value hierarchy.

Financial assets recorded at fair value on the Statements of Net Assets Available for Benefits are categorized as follows:

•Level 1 - Unadjusted quoted prices for identical assets or liabilities in an active market. The Plan defines an active market as a market in which transactions take place with sufficient frequency and volume to provide pricing information on an ongoing basis.
•Level 2 - Quoted prices in markets that are not active or values based on inputs that are observable either directly or indirectly for substantially the full term of the asset or liability. Level 2 inputs include the following:
•Level 3 - Prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. These valuations, whether derived internally or obtained from a third party, use critical assumptions that are not widely available to estimate market participant expectations in valuing the asset or liability.

When available, the estimated fair value of financial instruments is based on quoted prices in active markets that are readily and regularly obtainable. When quoted prices in active markets are not available, the determination of estimated fair value is based on market standard valuation methodologies, including discounted cash flow methodologies, matrix pricing, or other similar techniques.

Voya 401(k) Plan for VRIAC Agents
Notes to Financial Statements
December 31, 2022

The following table presents the Master Trust's hierarchy for its assets measured at fair value as of the dates indicated:

	December 31, 2022
	Level 1	Level 2	Level 3	Total
Assets:
Mutual funds	$115,419,434	$—	$—	$115,419,434
Common/collective trust funds	1,352,828,120	—	—	1,352,828,120
Common stock funds	69,583,697			69,583,697
Self-directed brokerage account	42,841,752	—	—	42,841,752
Cash and cash equivalents	641	—	—	641
Total	$1,580,673,644	$—	$—	$1,580,673,644
Separate account funds measured at NAV				70,080,316
Total assets at fair value				$1,650,753,960

	December 31, 2021
	Level 1	Level 2	Level 3	Total
Assets:
Mutual funds	$172,063,905	$—	$—	$172,063,905
Common/collective trust funds	1,695,008,223	—	—	1,695,008,223
Common stock funds	74,131,790			74,131,790
Self-directed brokerage account	62,224,828	—	—	62,224,828
Cash and cash equivalents	228	—	—	228
Total	$2,003,428,974	$—	$—	$2,003,428,974
Separate account funds measured at NAV				84,884,220
Total assets at fair value				$2,088,313,194

Voya 401(k) Plan for VRIAC Agents
Notes to Financial Statements
December 31, 2022

6. Financial Instruments (continued)

Valuation of Financial Assets and Liabilities at Fair Value

Certain assets are measured at estimated fair value on the Plan’s Statement of Net Assets Available for Benefits. The Plan defines fair value as the price that would be received to sell an asset (an exit price) in the principal or most advantageous market for the asset in an orderly transaction between market participants on the measurement date. The exit price and the transaction (or entry) price will be the same at initial recognition in many circumstances. However, in certain cases, the transaction price may not represent fair value. Fair value is required to be a market-based measurement which is determined based on a hypothetical transaction at the measurement date, from a market participant’s perspective. The Plan considers three broad valuation approaches when a quoted price is unavailable: (i) the market approach, (ii) the income approach and (iii) the cost approach. The Plan determines the most appropriate valuation technique to use, given the instrument being measured and the availability of sufficient inputs. The Plan prioritizes the inputs to fair valuation techniques and allows for the use of unobservable inputs to the extent that observable inputs are not available.

The Plan utilizes a number of valuation methodologies to determine the fair values of its financial assets in conformity with the concepts of “exit" price” and the fair value hierarchy as prescribed in ASC Topic 820. Valuations are obtained from third-party commercial pricing services, brokers and industry-standard, vendor-provided software that models the value based on market observable inputs. The valuations obtained from third-party commercial pricing services are non-binding. The Plan reviews the assumptions and inputs used by third-party commercial pricing services for each reporting period in order to determine an appropriate fair value hierarchy level. The documentation and analysis obtained from third-party commercial pricing services are reviewed by the Plan, including in-depth validation procedures confirming the observability of inputs.

The following valuation methods and assumptions were used by the Plan in estimating the reported values for the investments described below:

Mutual funds: Mutual funds are reported at quoted market prices, which represent NAV of shares, and included in Level 1. This financial instrument includes U.S. equities, International equities, and Short-term investment funds.

Common/collective trust funds: Common/collective trusts are reported at NAV or alternative fair value methods by the Trustee when NAV is not available. This category includes common/collective trust funds that are designed to provide growth in capital by replicating benchmark indices and includes primarily equity investments. The life cycle funds that are within this category are invested in highly diversified funds designed to remain appropriate for investors in terms of risk throughout a variety of life circumstances. There are currently no redemption restrictions on these investments

Common stock funds: Investments in Groep ADRs and Voya shares are based on the daily Net Asset Value (“NAV”) per unit of the stock funds which is determined using quoted market prices of the underlying investments. There are currently no redemption restrictions on this investment; however there may be times that the Voya shares are subject to blackout periods. Participants will generally receive advance notice of a blackout period and its anticipated end date.

Separate account funds: Separate account funds are reported at NAV or alternative fair value methods by the Trustee when NAV is not available.

Self-directed brokerage account: The securities held within the SDBA are standard assets such as mutual funds, equities, cash and cash equivalent and fixed income assets. These holdings are reported at quoted market price. These assets are included in Level 1.

Cash and cash equivalents: The carrying amounts for cash reflect the assets’ fair value. The fair values for cash equivalent are determined based on quoted market prices. These assets are included in Level 1.

Transfers in and out of Level 1 and 2

There were no securities transferred between Level 1 and Level 2 for the years ended December 31, 2022 and 2021. The Plan’s policy is to recognize transfers in and transfers out as of the beginning of the reporting period.

Voya 401(k) Plan for VRIAC Agents
Notes to Financial Statements
December 31, 2022

7. Parties-in-Interest to the Plan

The Plan holds investments in several mutual funds, Voya shares, Voya collective investment trusts and a GIC that are managed by affiliated companies of the Plan Sponsor. These affiliated companies are considered parties-in-interest (as defined in ERISA) to the Plan. As of December 31, 2022 and 2021, funds of $53,194,826 and $56,351,759, respectively, were held in such investments and are considered party-in-interest transactions.

8. Litigation

The Plan further discloses that on December 14, 2021, plaintiffs filed a putative class action captioned Ravarino, et al. v. Voya Financial, Inc., et al. (USDC District of Connecticut, No. 3:21-cv-01658). In this lawsuit, the plaintiffs allege that the named defendants, which include the Plan Administrative Committee and the Plan Investment Committee, breached their fiduciary duties of prudence and loyalty in the administration of the Plan. The plaintiffs claim that the named defendants did not exercise proper prudence in their management of allegedly poorly performing investment options, including proprietary funds, and passed excessive investment-management and other administrative fees for proprietary and non-proprietary funds onto plan participants. The plaintiffs also allege that the defendants engaged in self-dealing through the inclusion of the Voya Stable Value Option into the plan offerings and by setting the “crediting rate” for participants’ investment in the Stable Value Fund artificially low in relation to Voya’s general account investment returns in order to maximize the spread and Voya’s profits at the participants’ expense. The complaint seeks disgorgement of unjust profits as well as costs incurred. The parties have completed briefing on a motion to dismiss the complaint and await the district court’s ruling. The Plan denies the allegations, which it believes are without merit, and intends to defend the case vigorously.

9. Subsequent Events

The Plan has evaluated subsequent events for recognition and disclosure through the date of issuance of the financial statements.

Supplemental Schedule

Voya 401(k) Plan For VRIAC Agents
EIN-71-0294708 Plan-005
Schedule H, Line 4(i)
Schedule of Assets (Held at End of Year)
As of December 31, 2022

(a)	(b)	(c)	(e)
	Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment	Current Value
	Notes receivable from Participants	*	$921,033
Note: Column (d) cost information is not required as the Plan's investments are totally participant directed.

* Each loan will bear an interest rate as prescribed by the Plan's applicable provisions when the loan is issued, currently the prime interest rate plus 1%. The current interest rates on participant loans range from 4.25% to 8.00% as of December 31, 2022. Loan repayment periods are for a maximum of five years. As of December 31, 2022, current maturity dates on Participant Loans range from January 2023 to November 2027.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Voya 401(k) Plan for VRIAC Agents

By: Voya Financial Plan Administrative Committee

June 29, 2023	By:	/s/ Wayne Forlines
Dated	Name:	Wayne Forlines
	Title:	Chairperson, Voya Financial Plan Administrative Committee